Enterra Energy Trust Elects New Director

CALGARY, ALBERTA--(Marketwire - June 14, 2007) - Enterra Energy Trust ("Enterra" or the "Trust") (TSX:ENT.UN; NYSE:ENT) is pleased to announce that Mr. Amar Pandila has been elected to the Board of Directors of Enterra Energy Trust at the Trust's Annual General and Special Meeting held in Calgary today.

Mr. Pandila has 20 years of wide-ranging experience in the North American exploration and production industry, currently as Vice President, Corporate Development of Monterey Exploration Ltd.  Prior to this, Mr. Pandila was Vice President of Business Development with EnCana Corp. for the Canadian Foothills and Frontiers Region.  Earlier in his career, Mr. Pandila was a founder, Vice President and General Manager of Tom Brown Resources Ltd. and has held senior positions at EOG Resources, Norcen Energy, Imperial Oil and Texaco Canada.  Mr. Pandila is a graduate of the Geological Engineering (Geophysics) program at the University of Saskatchewan.

“We are delighted that Mr. Pandila has joined our Board of Directors.  Amar’s extensive experience will be a great addition to our team and he will contribute to the directional guidance of Enterra through its next phase of growth,” said Keith Conrad, Enterra’s President and CEO. “Norman W.G. Wallace and W. Cobb (Chip) Hazelrig did not stand for reelection. I would like to personally thank them for their contribution during their respective terms as directors of Enterra.”

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto Manager, Investor Relations Enterra Energy Trust Telephone: (403) 263-0262 or (877) 263-0262	Victor Roskey Senior Vice President & CFO Enterra Energy Trust Telephone: (403) 263-0262 or (877) 263-0262

E. Keith Conrad President & CEO Telephone: (403) 263-0262 or (877) 263-0262